Filed Pursuant to Rule 424(b)(2)
File No. 333-202840

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series P, Notes Linked to 3-Month LIBOR due July 25, 2022	$1,595,000	$184.86

(1)

The total filing fee of $184.86 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 13 dated July 20, 2017 (To Prospectus Supplement dated January 30, 2017 and Prospectus dated March 18, 2015)
Wells Fargo & Company

Medium–Term Notes, Series P

$1,595,000

Floating Rate Notes with Optional Fixed Rate Conversion Right

Notes Linked to 3-Month LIBOR due July 25, 2022

The notes have a term of 5 years. For the first two and a half years, the notes pay interest quarterly at a floating rate that will be reset each quarter and will be equal to 3-Month LIBOR plus 0.70%. After the first two and half years, the notes will either continue to pay interest quarterly at the floating rate described in the previous sentence, or, if Wells Fargo & Company elects, in its sole discretion, to exercise its optional fixed rate conversion right on the optional conversion date, the notes will pay interest quarterly at a fixed rate of 2.50% per annum. This optional election to convert to a fixed rate is a one-time right only, and once Wells Fargo & Company either elects to convert or determines not to convert, such decision is irrevocable when the specified period to provide notice to you ends. Wells Fargo & Company is more likely to exercise its optional fixed rate conversion right when it would otherwise be advantageous for you to continue to receive interest on the notes at the floating interest rate. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	July 20, 2017.
Issue Date:	July 25, 2017. (T+3)
Stated Maturity Date:	July 25, 2022. The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

Each January 25, April 25, July 25 and October 25, commencing October 25, 2017, and at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include October 24, 2017. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first ten quarterly interest periods (up to and including the interest period ending January 24, 2020) will be equal to the floating interest rate. For all quarterly interest periods commencing on or after the optional conversion date, the interest rate that will apply during an interest period will be as follows:

•    if Wells Fargo elects to exercise its optional fixed rate conversion right: the fixed interest rate; or

•    if Wells Fargo does not elect to exercise its optional fixed rate conversion right: the floating interest rate.

Floating Interest Rate:

The “floating interest rate” for an interest period will be equal to 3-Month LIBOR on the interest determination date for such interest period plus 0.70%. See “Description of Notes—Floating Rate Notes—Base Rates—LIBOR Notes” in the accompanying prospectus supplement for further information about the manner in which 3-Month LIBOR will be determined on each interest determination date. The “index maturity” for purposes of the LIBOR provision in the accompanying prospectus supplement is 3 months.

Fixed Interest Rate:	The “fixed interest rate” is 2.50% per annum.
Optional Fixed Rate Conversion Right:

On January 25, 2020 (the “optional conversion date”), Wells Fargo may, at its option, convert the interest rate so that instead of paying interest at the floating interest rate the notes will pay interest at the fixed interest rate for each interest period commencing on or after the optional conversion date. If Wells Fargo elects to exercise its optional fixed rate conversion right, Wells Fargo will give you at least 15 calendar days’ notice prior to the optional conversion date. This optional election to convert to a fixed rate is a one-time right only, and once Wells Fargo either elects to convert or determines not to convert, such decision is irrevocable when the specified period to provide notice to you ends. See “Risk Factors—Our Optional Fixed Rate Conversion Right May Adversely Affect The Return On The Notes.”

Terms continued on the next page

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-3.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$6.50	$993.50
Total	$1,595,000.00	$10,367.50	$1,584,632.50
(1)

See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Terms continued from previous page

Interest Determination Date:

The “interest determination date” for each interest period with respect to which interest is payable at the floating interest rate will be the date that is two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date.

Calculation Agent:	Wells Fargo Securities, LLC
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95000N2N8

INVESTMENT DESCRIPTION

The Notes Linked to 3-Month LIBOR due July 25, 2022 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series P.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated January 30, 2017 and the prospectus dated March 18, 2015 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•

Prospectus Supplement dated January 30, 2017 and Prospectus dated March 18, 2015 filed with the SEC on January 30, 2017:
http://www.sec.gov/Archives/edgar/data/72971/000119312517022628/d274036d424b2.htm

INVESTOR CONSIDERATIONS

We have designed the notes for investors who:

¾

seek an investment that pays interest quarterly at a floating rate that will be reset quarterly and will be equal to 3 month LIBOR plus 0.70%, but who are also willing to accept a fixed rate of interest equal to 2.50% per annum after the first two and a half years instead of interest at the floating rate if Wells Fargo elects to exercise its optional fixed rate conversion right on the optional conversion date;

¾

understand that if Wells Fargo elects to exercise its optional fixed rate conversion right, they will receive interest at the fixed interest rate for the remainder of the term of the notes, and they will not receive the potentially higher interest at the floating interest rate based on 3-Month LIBOR that would have been payable if Wells Fargo had not elected to exercise its optional fixed rate conversion right;

¾

understand that Wells Fargo will exercise its optional fixed rate conversion right without taking their interests into account and is more likely to exercise this right when it would otherwise be advantageous for them to continue to receive interest on the notes at the floating interest rate; and

¾	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¾	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¾	expect interest rates to increase beyond the rates provided by the notes;

¾	are unwilling to accept the credit risk of Wells Fargo; or

¾

prefer the certainty of investments without an optional fixed rate conversion right or an investment with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

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RISK FACTORS

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

Our Optional Fixed Rate Conversion Right May Adversely Affect The Return On The Notes.

On January 25, 2020, we may, at our option, convert the interest rate payable on the notes so that instead of paying interest at a floating interest rate based on 3-Month LIBOR the notes will thereafter pay interest at the fixed interest rate. This optional election to convert to a fixed rate is a one-time right only, and once we either elect to convert or determine not to convert, such decision is irrevocable when the specified period to provide notice to you ends. The exercise of our optional fixed rate conversion right will be within our sole discretion, and we will be more likely to convert the interest rate payable on the notes if, at such time, the present value of the remaining interest payments payable at the floating interest rate based on 3-Month LIBOR is likely to be greater than the present value of the remaining interest payments payable at the fixed interest rate for the remainder of the term of the notes. On the other hand, we will be less likely to convert the interest rate payable on the notes if, at such time, the present value of the remaining interest payments payable at the floating interest rate based on 3-Month LIBOR is likely to be less than the present value of the remaining interest payments payable at the fixed interest rate for the remainder of the term of the notes.

If we elect to exercise our optional fixed rate conversion right, you will receive interest at the fixed interest rate for the remainder of the term of the notes, and you will not receive the potentially higher interest at the floating interest rate based on 3-Month LIBOR that would have been payable if we had not elected to exercise our optional fixed rate conversion right.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days or certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of the Notes—Events of Default and Acceleration Rights” in the accompanying prospectus supplement.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. In that event, third-party creditors of our subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of our subsidiaries with respect to such assets. See “Description of the Notes—Consolidation, Merger or Sale” in the accompanying prospectus supplement.

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The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3-Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3-Month LIBOR forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3-Month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3-Month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of 3-Month LIBOR. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 3-Month LIBOR. Prior to the optional conversion date, the value of the notes may be affected if the volatility of 3-Month LIBOR changes.

•

Our Optional Fixed Rate Conversion Right. The value of the notes may be influenced by whether or not we have exercised our optional fixed rate conversion right or the likelihood of us doing so. In particular, if we elect to exercise our optional fixed rate conversion right, you would then be exposed to changes in interest rates for the remaining term of the notes and, if term LIBOR rates increase over the remaining term of the notes, the value of the notes would likely decline as a result and eventually converge to par at maturity, subject to our creditworthiness.

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3-Month LIBOR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

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Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•

We will exercise our optional fixed rate conversion right under the notes without taking your interests into account. On the optional conversion date, we may, at our option, convert the interest rate so that instead of paying interest at a floating interest rate based on 3-Month LIBOR the notes will thereafter pay interest at the fixed interest rate. As described under “Risk Factors—Our Optional Fixed Rate Conversion Right May Adversely Affect The Return On The Notes” above, we are more likely to exercise our optional fixed rate conversion right when it would otherwise be advantageous for you to continue to receive interest on the notes at the floating interest rate.

•

The calculation agent is our affiliate and, as a result, potential conflicts of interest could arise. Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

•

A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

Your ability to recover the full amount that would otherwise be payable on the notes in a proceeding under the U.S. Bankruptcy Code may be impaired by the exercise by the Federal Deposit Insurance Corporation (the “FDIC”) of its powers under the “orderly liquidation authority” under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In particular, the single point of entry strategy described below is intended to impose losses at the top-tier holding company level in the resolution of a Global Systemically Important Bank (“G-SIB”) such as Wells Fargo.

Title II of the Dodd-Frank Act created a new resolution regime known as the “orderly liquidation authority” to which financial companies, including bank holding companies such as Wells Fargo, can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver for a financial company for purposes of liquidating the entity if, upon the recommendation of applicable regulators, the United States Secretary of the Treasury determines, among other things, that the entity is in severe financial distress, that the entity’s failure would have serious adverse effects on the U.S. financial system and that resolution under the orderly liquidation authority would avoid or mitigate those effects. Absent such determinations, Wells Fargo, as a bank holding company, would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with Wells Fargo. There are substantial differences between the rights available to creditors in the orderly liquidation authority and under the U.S. Bankruptcy Code, including the right of the FDIC under the orderly liquidation authority to disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected by a bankruptcy court) and the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). In certain circumstances under the orderly liquidation authority, the FDIC could elevate the priority

PRS-5

of claims if it determines that doing so is necessary to facilitate a smooth and orderly liquidation without the need to obtain the consent of other creditors or prior court review. In addition, under the orderly liquidation authority, the FDIC has the right to transfer assets or liabilities of the failed company to a third party or “bridge” entity.

The FDIC has announced that a “single point of entry” strategy may be a desirable strategy to resolve a large financial institution such as Wells Fargo in a manner that would, among other things, impose losses on shareholders, unsecured debt holders (including, in our case, holders of the notes) and other creditors of the top-tier holding company (in our case, Wells Fargo), while permitting the holding company’s subsidiaries to continue to operate. In addition, in December 2016, the Board of Governors of the Federal Reserve System (the “FRB”) finalized rules requiring U.S. G-SIBs, including Wells Fargo, to maintain minimum amounts of long-term debt and total loss-absorbing capacity (TLAC). It is possible that the application of the single point of entry strategy—in which Wells Fargo would be the only legal entity to enter resolution proceedings—could result in greater losses to holders of the notes than the losses that would result from the application of a bankruptcy proceeding or a different resolution strategy for Wells Fargo. Assuming Wells Fargo entered resolution proceedings and that support from Wells Fargo to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level could be transferred to Wells Fargo and ultimately borne by Wells Fargo’s security holders (including holders of the notes and our other unsecured debt securities), with the result that third-party creditors of Wells Fargo’s subsidiaries would receive full recoveries on their claims, while Wells Fargo’s security holders (including holders of the notes) and other unsecured creditors could face significant losses. In that case, Wells Fargo’s security holders could face significant losses while the third-party creditors of Wells Fargo’s subsidiaries would incur no losses because the subsidiaries would continue to operate and would not enter resolution or bankruptcy proceedings. In addition, holders of the notes and other debt securities of Wells Fargo could face losses ahead of our other similarly situated creditors in a resolution under the orderly liquidation authority if the FDIC exercised its right, described above, to disregard the strict priority of creditor claims.

The orderly liquidation authority also requires that creditors and shareholders of the financial company in receivership must bear all losses before taxpayers are exposed to any losses, and amounts owed by the financial company or the receivership to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including senior creditors such as claims in respect of the notes. In addition, under the orderly liquidation authority, claims of creditors (including holders of the notes) could be satisfied through the issuance of equity or other securities in a bridge entity to which Wells Fargo’s assets are transferred. If securities were to be delivered in satisfaction of claims, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay all or any part of the creditor claims for which the securities were exchanged.

While the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known and additional rulemaking is possible.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

As required by the Dodd-Frank Act and regulations issued by the FRB and the FDIC, we are required to provide to the FRB and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Wells Fargo or the failure of Wells Fargo. The strategy described in our most recently filed resolution plan is a “multiple point of entry” strategy, in which Wells Fargo, Wells Fargo Bank, National Association (“WFBNA”) and Wells Fargo Securities, LLC (“WFS”) would each undergo separate resolution proceedings under the U.S. Bankruptcy Code, the Federal Deposit Insurance Act, and the Securities Investor Protection Act, respectively. To further the orderly resolution of its businesses and those of its subsidiaries, Wells Fargo may provide capital and liquidity resources to certain of its major subsidiaries (such as WFBNA and WFS) during any period of distress, including through the forgiveness of intercompany indebtedness, the making of additional intercompany loans and by other means. These subsidiaries may enter into separate resolution proceedings even after receiving capital and liquidity resources from Wells Fargo. It is possible that creditors of some or all of Wells Fargo’s major subsidiaries would receive significant, or even full, recoveries on their claims while holders of Wells Fargo’s debt securities (including holders of the notes) could face significant or complete losses. It is also possible that holders of Wells Fargo’s debt securities (including holders of the notes) could face greater losses than if the multiple point of entry strategy had not been implemented and Wells Fargo had not provided capital and liquidity resources to major subsidiaries that enter separate resolution proceedings because assets and other resources provided to those subsidiaries would not be available to pay Wells Fargo’s creditors (including holders of the notes and Wells Fargo’s other debt securities).

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It may also be possible for Wells Fargo to be resolved under the U.S. Bankruptcy Code using a strategy in which only Wells Fargo itself enters proceedings while some or all of its operating subsidiaries are maintained as going concerns. In this case, the effects on creditors of Wells Fargo would likely be similar to those arising under the orderly liquidation authority, as described above. To carry out such a strategy, Wells Fargo may seek to recapitalize its subsidiaries or provide them with liquidity in order to preserve them as going concerns prior to the commencement of Wells Fargo’s bankruptcy proceeding. Moreover, Wells Fargo could seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts over its other obligations, so that cross-default and early termination rights under derivatives contracts at its subsidiaries would be stayed under the ISDA Resolution Stay Protocol. This elevation would result in holders of our debt securities (including the notes) incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our debt securities (including the notes) could incur losses ahead of other similarly situated creditors.

If either resolution strategy proved to be unsuccessful, holders of our debt securities (including the notes) may as a consequence be in a worse position than if the strategy had not been implemented. In all cases, any payments to holders of our debt securities are dependent on our ability to make such payments and are therefore subject to our credit risk.

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HISTORICAL INFORMATION

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2007 to July 20, 2017. On July 20, 2017, 3 month LIBOR was 1.31250%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a “real estate investment trust”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, any alternative minimum tax consequences or the potential application of the Medicare tax on net investment income. You should consult your tax adviser concerning the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. It is not clear whether the notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments” for U.S. federal income tax purposes. In the opinion of our counsel, which is based on certain determinations made by us, it is more likely than not that the notes will be treated as “variable rate debt instruments” that provide for a qualified floating rate (“QFR”) and a single fixed rate for U.S. federal income tax purposes, and the remaining discussion is based on this treatment.

If, however, the notes were treated as “contingent payment debt instruments” for U.S. federal income tax purposes, (i) regardless of your regular method of tax accounting, in each year that you held the notes you would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the notes, and (ii) any gain on the sale, exchange or retirement of the notes would be treated as ordinary income. You should consult your tax adviser regarding the potential consequences to you if the notes are treated as contingent payment debt instruments.

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Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Qualified Stated Interest and Original Issue Discount. If a debt instrument’s stated redemption price at maturity exceeds its issue price by an amount that does not satisfy a de minimis test, the excess will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, the “stated redemption price at maturity” of a debt instrument generally will equal the sum of all payments required under the debt instrument other than payments of qualified stated interest (“QSI”). QSI generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single rate.

Generally, in order to determine the amount of QSI and OID (if any) in respect of a variable rate debt instrument, an equivalent fixed rate debt instrument must be constructed. Then, the rules described in the preceding paragraph will apply to the equivalent fixed rate debt instrument to determine the amount of QSI and OID. In the case of a variable rate debt instrument that provides for both a fixed rate and a QFR, the equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the fixed rate is converted to a QFR that would preserve the fair market value of the debt instrument, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the debt instrument).

Under these rules, the debt instrument will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

It is not entirely clear how the equivalent fixed rate debt instrument is required to be determined in the context of a debt instrument, such as a note, where the issuer may elect between different interest rates. We intend to apply the principles of Treasury regulations addressing debt instruments that provide the issuer with certain options, which generally deem the issuer to select the option that would lower the yield on the debt instrument, to the equivalent fixed rate debt instruments that would result from each of the possible interest rates on the notes. We will then calculate QSI and OID on the notes on the basis of the equivalent fixed rate debt instrument determined according to these principles. If, in fact, we elect the interest rate other than the one deemed to be selected, the notes would be treated as reissued at that time for their adjusted issue price (their original issue price plus OID previously accrued, minus payments previously made other than QSI) solely for purposes of determining the amount of any OID on the remaining term of the notes.

QSI on the notes generally will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. You will be required to include the OID, if any, in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on the notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income. Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by submitting a written request to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

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Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued QSI, which will be treated as a payment of QSI) and your tax basis in the notes. Your tax basis in the notes generally will equal the amount you paid to acquire them, increased by the amount of OID (if any) previously included in income with respect to the notes and reduced by any payments other than QSI received. Such gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Subject to the discussion below concerning FATCA, you generally will not be subject to U.S. federal income or withholding tax in respect of the notes, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns generally will be filed with the Internal Revenue Service (the “IRS”) with respect to payments of interest (including OID, if any) on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying

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information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest (including OID, if any) on the notes and, after 2018, to payments of gross proceeds of the disposition (including upon retirement) of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $6.50 per note. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC).

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

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